February 19, 2009

Mail Stop 4561

Mr. David H. Fleischman
Chief Financial Officer
TradeStation Group, Inc.
8050 S.W. 10th Street, Suite 4000
Plantation, FL 33324

> RE: **TradeStation Group, Inc.**
> **Form 10-K for the period ended December 31, 2007, Filed March 14, 2008**
> **Form Def 14A, Filed April 28, 2008**
> **File No. 0-31049**

Dear Mr. Fleischman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief